Nasdaq Regulation

Nasdaq

Arnold Golub
Vice President
Deputy General Counsel

January 27, 2023

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on January 27, 2023, The Nasdaq Stock Market LLC (the "Exchange") received from Freightos Limited (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following security:

Warrants, each representing the right to purchase one ordinary share at a price of $11.50 per share

We further certify that the security described above has been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,